ReliaStar Life Insurance Company

ROTH 403B ENDORSEMENT

This Endorsement is part of your Contract. The provisions of this Endorsement supersede any conflicting provisions in your Contract or in any prior endorsements or riders (collectively, the "Contract").

"We", "us", and "our" refer to ReliaStar Life Insurance Company at its Home Office in Minneapolis, Minnesota and its administrative office in Minot, North Dakota.

"You" and "your" refer to the owner of this Contract according to our records.

This Endorsement amends the Contract to which it is attached to qualify it as a designated Roth 403b as described under Code Section 402A.
I.	Definitions
A.	Outstanding Loan Balance. If defined in your Contract, this term is hereby deleted.
The following terms are replaced or added to your Contract, whichever is applicable:
C.

Purchase Payments. Designated Roth contributions including any earnings thereon made by salary reduction (to the extent allowed under the Contract), transfer or rollover payments paid to us on your behalf as permitted under Code Section 402A.

D.	Required Distribution Date. The first day of April of the calendar year following the calendar year in which you reach age 70 1/2 or retire, whichever is later.
II.	Purchase Payments
A.	Elective Deferral Limits (Contribution Limits, whichever is applicable). To the extent this provision appears in your Contract, any references to contribution limits prior to 2006 are not applicable.
III.	Withdrawals
A.

Requirements for Withdrawals. The following replaces the Requirements for Withdrawals section in your Contract:

The IRS permits partial or full withdrawals of Purchase Payments made by salary reduction and earnings credited on those Purchase Payments only if you have:

1.	Attained age 59 1/2;
2.	Experienced a severance from employment;
3.	Died;
4.

Experienced financial hardship as defined by the Code. The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the need or Purchase Payments attributable to salary reduction contributions (excluding earnings on such contributions); or

5.	Met other circumstances as otherwise allowed by federal law, regulations or rulings.

Under certain circumstances, withdrawals may be subject to IRS tax penalties and/or Contract withdrawal charges.

This section does not apply to eligible transfers to another plan as described in this Endorsement. However, we may require verification from a qualified plan that the funds will be transferred to that plan.

Form No. 40109 09-05	1

A partial or full withdrawal of Purchase Payments made by salary reduction and earnings credited on those Purchase Payments will be excluded from income if it is a qualified distribution which means:
1.	the withdrawal occurs after the 5-taxable year period measured from the earlier of:
A.	the first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Code Section 402A, or
B.

if a rollover contribution was made to this contract from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; and

2.	the withdrawal occurs after you attain age 59 1/2, die (payment to your beneficiary), or become disabled as defined by the Code.
B.

Direct Rollover, Direct Rollover or Transfer, and Transfer to Another Plan, whichever is applicable. The following replaces this/these provision(s) if it/they appear(s) in your Contract and adds this provision if it/they do(es) not appear:

In order to be eligible for a direct rollover, funds must be eligible for a distribution as described in your Contract. This provision shall be interpreted in accordance with the relevant provisions of the Code, but not limited to IRC Section 403(b).

The Distributee may elect in writing, at the time and in the manner prescribed by us, to have any portion of an eligible rollover distribution with respect to the Distributee's interest in the Contract paid directly by us in a rollover to:

1.	Another designated Roth 403(b) annuity;
2.	A designated Roth 401(k) account;
3.	A Roth individual retirement account or annuity under Code Section 408A;or
4.	In the case of a surviving spouse as Beneficiary, another Roth 403(b) annuity that accepts direct rollovers.

An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the Distributee, other than:
1.

Any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life or life expectancy of the Distributee or for the joint lives or life expectancies of the Distributee and his or her Beneficiary or for a specified period of ten (10) years or more;

2.	Any distribution to the extent it is a required minimum distribution under IRC Section 403(b)(10); and
3.	The portion of any distribution that is not includible in gross income.

If eligible, the Distributee or your Beneficiary may request a transfer of the Contract Value to another annuity or custodial account described in Code Sections 403(b) and 402A.

Eligible rollover distributions and transfers are subject to any applicable withdrawal charges.
IV.	General Provisions
A.

Effect of Law and Plan Documents. The following replaces this provision if it appears in your Contract and adds this provision if it does not appear:

The Contract shall be subject to and interpreted in conformity with the provisions, terms, and conditions of the tax-sheltered annuity plan document of which the Contract is a part, if any, and with the terms and conditions of Code Sections 403(b) and 402A, the regulations thereunder, and other applicable law (including, without limitation, the Employee Retirement Income Security Act of 1974, as amended, if applicable), as determined by the plan administrator or other designated fiduciary.

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V.	Loans
A.

Loans are not available under this Contract. To the extent loans are described in the Contract, this section is deleted. Any reference to loans, Outstanding Loan Balance, or accumulated loan interest is hereby deleted everywhere it appears throughout the Contract.

VI.	Amendment
A.

Amendment. The following replaces this provision in the Contract or Certificate:

By accepting this Contract, you give us the right to amend the contract to include any future changes required to maintain the Contract as a designated Roth 403(b) annuity contract under the Code, regulations, IRS rulings and requirements.

Any amendment to this contract will be filed with and approved by the appropriate state insurance department, if required, before becoming effective.

All other terms and conditions of the Contract remain unchanged.

The Effective Date of this Endorsement is the Effective Date of the Contract.

RELIASTAR LIFE INSURANCE COMPANY
/s/ Donald W. Britton	/s/ Paula Cludray-Engelke
President	Secretary

Form No. 40109 09-05	3